Exhibit 99.1

LATAM group transports 32.7% more passengers internationally than the previous year, driven by the high season in South America

More than 7 million passengers were transported during the period, 18.5% more than the same month in 2023, while the consolidated load factor reached 85.6%.

Operating statistics for January 2024

February 8, 2024 - LATAM group reported today its operating statistics for January 2024, reaching more than 7 million passengers transported, which represents an 18.5% increase compared to the same month of last year.

This result is mainly explained by the recovery of the international segment, which recorded 32.7% growth in passengers transported, driven by the high season in South America. In the domestic markets of the affiliates in Chile, Colombia, Ecuador and Peru this figure grew 29.9% and it grew 4.9% in the domestic market of the affiliate in Brazil.

LATAM group increased its consolidated capacity, measured in available seats - kilometers (ASK), by 13.9% compared to January 2023. In particular, international operations grew 22.3% and domestic operations in Chile, Colombia, Peru and Ecuador grew 18.8%.

Consolidated passenger traffic, measured in revenue - passenger kilometers (RPK), increased by 20.2% compared to the same month of 2023, mainly driven by an increase of 32.5% in international demand and by an increase of 24.2% in the demand in domestic markets of Chile, Colombia, Peru and Ecuador.

In the first month of the year, LATAM group reported a consolidated passenger load factor of 85.6%, 4.5 percentage points higher than January 2023, mainly explained by a 6.8 percentage point improvement in the international load factor.

Finally, in January the cargo capacity, measured in available tons - kilometers (ATK), reached 659 million, which represents an increase of 11.1% of capacity compared to the same period of the previous year.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	1

The following table summarizes the operating statistics of LATAM for January 2024.

LATAM GROUP OPERATIONS	January			Year to Date
	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,317	9,419	20.2%	11,317	9,419	20.2%
DOMESTIC SSC (1)	2,089	1,682	24.2%	2,089	1,682	24.2%
DOMESTIC BRAZIL (2)	3,386	3,327	1.8%	3,386	3,327	1.8%
INTERNATIONAL (3)	5,843	4,410	32.5%	5,843	4,410	32.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,217	11,609	13.9%	13,217	11,609	13.9%
DOMESTIC SSC (1)	2,460	2,070	18.8%	2,460	2,070	18.8%
DOMESTIC BRAZIL (2)	4,131	4,123	0.2%	4,131	4,123	0.2%
INTERNATIONAL (3)	6,626	5,416	22.3%	6,626	5,416	22.3%

PASSENGER LOAD FACTOR
SYSTEM	85.6%	81.1%	4.5pp	85.6%	81.1%	4.5pp
DOMESTIC SSC (1)	84.9%	81.3%	3.7pp	84.9%	81.3%	3.7pp
DOMESTIC BRAZIL (2)	81.9%	80.7%	1.3pp	81.9%	80.7%	1.3pp
INTERNATIONAL (3)	88.2%	81.4%	6.8pp	88.2%	81.4%	6.8pp

PASSENGER BOARDED (thousand)
SYSTEM	7,089	5,984	18.5%	7,089	5,984	18.5%
DOMESTIC SSC (1)	2,769	2,132	29.9%	2,769	2,132	29.9%
DOMESTIC BRAZIL (2)	2,985	2,847	4.9%	2,985	2,847	4.9%
INTERNATIONAL (3)	1,335	1,005	32.7%	1,335	1,005	32.7%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	329	303	8.8%	329	303	8.8%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	659	593	11.1%	659	593	11.1%

CARGO LOAD FACTOR
SYSTEM	50.0%	51.0%	-1.1pp	50.0%	51.0%	-1.1pp

(1)	Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2)	Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3)	International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	2

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 20 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	3